UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
Ivanhoe Mines Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of class of securities)
46579N

(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)
with copy to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
+44 (0) 20 7456 3223
February 2, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANISATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,253,920 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,253,920 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

356,253,920 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.5 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANISATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,253,920 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,253,920 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

356,253,920 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.5 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Item 1. Security and Issuer
This Amendment No. 10 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, and December 14, 2010 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented as follows:
The Company concluded the Rights Offering on February 2, 2011, and pursuant to the December 2010 Heads of Agreement:
(i)	on February 2, 2010, following the completion of the Rights Offering, RTIH acquired 34,387,776 Shares at US$13.88 per Share or US$477,302,330.88 in aggregate;

(ii)	RTIH’s existing Warrants were amended as a result of the Rights Offering so that the number of Shares acquirable upon the exercise of the Series B Warrants is 14,070,182 at an exercise price of US$8.43, of the Series C Warrants is 40,224,365 at an exercise price of US$9.49 and the Type B, Series 1 Warrants is 827,706 at an exercise price of Cdn$2.9853; and

(iii)	on February 3, 2010, RTIH acquired 1,500,000 Citi Additional Shares at US$13.88 per Share or US$20,820,000 in aggregate.
The funds for the purchase of the Shares pursuant to the Rights Offering and the purchase of the Citi Additional Shares were obtained by RTIH from the working capital of Rio Tinto.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH’s anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares, Type A, Series 1 warrants having the same expiry date as the Series A Warrants and which were exercisable to purchase an additional 720,203 Shares at a price of Cdn$3.1465 per share and Type B, Series 1 Warrants having the same expiry date as the Series B Warrants and which are exercisable to purchase an additional 720,203 Shares at a price of Cdn$3.1465 per share.

Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which are exercisable to purchase an additional 35,000,000 Shares.
Pursuant to the Acquisition, RTIH acquired 15,000,000 Shares, representing upon issuance 2.7 per cent of the outstanding Shares.
Pursuant to the exercise of the Series A Warrants, RTIH acquired 46,026,522 Shares.
Pursuant to the conversion of the Loan Amount at a price of US$10 per share on September 13, 2010, RTIH acquired 40,083,206 Shares.
Pursuant to the exercise of the Type A, Series 1 Warrants, RTIH acquired 720,203 Shares.
Pursuant to the exercise of the 33,783,784 Series B Warrants and completion of the purchase of the RMF Shares and the Citi Base Shares, RTIH acquired 53,783,784 Shares.
Pursuant to the Rights Offering RTIH acquired 34,387,776 Shares at a price of US$13.88 per Share, and pursuant to the December 2010 Heads of Agreement RTIH acquired 1,500,000 Citi Additional Shares at a price US$13.88 per Share.
Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 356,253,920 Shares which, assuming the exercise of the remaining Series B Warrants, Series C Warrants and Type B, Series 1 Warrants, the exercise of the Subscription Right , in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, the 46,304,473 Shares acquired by RTIH on the Second Closing Date, 243,772 Shares acquired by RTIH on December 4, 2008, the 15,000,000 Shares from the completion of the Acquisition, the 46,026,522 Shares acquired by RTIH pursuant to the exercise of the Series A Warrants, the 40,083,206 Shares conversion acquired following the conversion of the Loan Amount, the 720,203 Shares acquired by RTIH pursuant to the exercise of the Type A, Series 1 Warrants, the exercise of 33,783,784 Series B Warrants, completion of the purchase of 10,000,000 RMF Shares and 10,000,000 Citi Base Shares, the 34,387,776 Shares from the completion of the Rights Issue and the purchase of 1,500,000 Citi Additional Shares, would represent 48.5 per cent of the Company’s outstanding Shares on a fully diluted basis.
The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 653,428,340 Shares, which represents the number of outstanding as of the closing of the Rights Offering. Assuming the exercise of 18.8 million incentive stock options in the Company’s Shares outstanding, as contained in the Company’s Quarterly Financial Report for the Three and Nine Months Ended September 2010, each of Rio Tinto and RTIH would be deemed to beneficially own 47.3 per cent of the Company’s outstanding Shares on a fully diluted basis.
In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits

Exhibit
Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.

***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.

****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2011

Rio Tinto plc

By:	/s/ Ben Mathews Signature

Ben Mathews / Company Secretary Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Ben Mathews Signature

Ben Mathews / Director Name/Title

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of the Iron Ore Group	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sir Rod Eddington	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Mike Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Yves Fortier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Present Principal
Name	Occupation	Business Address	Citizenship
Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Executive Officers

Hugo Bagué	Group Executive, People and Organisation	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Bret Clayton	Group Executive, Business Support and Operations	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Andrew Harding	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Doug Ritchie	Chief Executive of Rio Tinto Energy	3 West Tower 410 Ann Street Brisbane, QLD 4000 Australia	Australia

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Sam Walsh	Chief Executive of the Iron Ore Group	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Directors

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Present Principal
Name	Occupation	Business Address	Citizenship
Ben Mathews	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Matthew Whyte	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit
Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads Of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.

***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.

****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.